EXHIBIT 10.23


                              SEPARATION AGREEMENT

                                       AND

                                 GENERAL RELEASE



           WellChoice, Inc. (hereinafter "WellChoice"), a New York corporation with its principal place of business at Eleven West Forty-Second Street, New York NY 10036, and David B. Snow, Jr. (hereinafter "you") hereby agree as follows:

           1. The termination of your employment with WellChoice is hereby agreed to have occurred by resignation effective January 3, 2003, and you will receive your full salary payable through that date. Payment for any accrued and unused vacation time as of the date of your termination of employment will be made by WellChoice under the terms of the WellChoice Flexible Benefits Plan (the "Flexible Benefits Plan") within a reasonable time period after your termination date.


           2. Except as otherwise expressly provided herein, you agree to release WellChoice and its subsidiaries and affiliates, including but not limited to Empire HealthChoice Assurance, Inc., d/b/a, Empire Blue Cross Blue Shield, Empire HealthChoice HMO, Inc. and any of their related corporations, their respective former, present and future agents, directors, officers, employees, representatives, successors and assigns (hereinafter "those associated with WellChoice") from any and all claims, demands, actions or liabilities, known or unknown, and of whatever kind, that you now have or ever had against WellChoice or those associated with WellChoice, including but not limited to those related to your employment with WellChoice or your separation from employment, including but not limited to, any claims arising under the Age Discrimination in Employment Act of 1967, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Americans With Disabilities Act, the Employee Retirement Income Security Act, and any other federal, state or local statute, law, regulation, rule, ordinance or order, any claims based on theories of contract or tort, whether based on common law or otherwise, any claims under the WellChoice Long Term Incentive Plan, or any severance or other employee benefit plan or guidelines implemented or to be implemented by WellChoice or those associated with WellChoice at any time until your termination date, provided, however, that this release does not include your vested rights, if any, under the WellChoice Pension Plan, the WellChoice 401(k) Plan, the WellChoice Deferred Compensation Plan, the WellChoice Executive Savings Plan, or the indemnification provisions set forth in WellChoice's By-Laws, all of which survive unaffected by this separation agreement and release. WellChoice represents and warrants that neither its Chief Executive Officer nor its General Counsel is aware of any claims currently pending or threatened against you in connection with your employment by WellChoice and has no present intention of bringing any claims against you.



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           3. You agree, except with respect to claims for non-monetary relief brought under any federal, state or local anti-discrimination laws, not to initiate any legal action, administrative charge, complaint or arbitration against WellChoice or those associated with WellChoice in any forum whatsoever, asserting any claims released by you under paragraph 2 above.


           4. WellChoice agrees to provide you with severance in the amount of $650,000.00, which will be apportioned into bi-weekly installments for a period of fifty-two (52) weeks following the date of your termination of employment (the "salary continuation period"), with the first payment to be made on the first payroll date not less than seven (7) days nor more than twenty-one (21) days following the date you sign and return this separation agreement and release. In the event of your death during the salary continuation period, such payments shall thereafter be made to your estate for the balance of the salary continuation period.


           5. WellChoice agrees to provide you with a one-time lump sum payment of $238,926.00 in settlement of any claim you may have at any time under any Empire or WellChoice Long Term Incentive Plan. Such payment will be made within thirty (30) days following your execution of this separation agreement and release.


           6. WellChoice shall withhold from the payments described in paragraphs 4 and 5 above the appropriate payroll taxes and such deductions as have been elected by you under WellChoice's Flexible Benefits Plan.


           7. Unless you revoke your existing elections of your hospital, medical, dental and life insurance benefits under the terms of the Flexible Benefits Plan upon termination of employment, WellChoice will continue these benefits during the salary continuation period in the same manner as if your employment had not been terminated (with the net cost to you of such benefits being deducted from your salary continuation payments in the same manner as before your termination of employment). You acknowledge that WellChoice reserves the right to require contributions from employees for themselves and/or their covered dependents under all of these Plans, and that any such contributions may be increased at any time at the discretion of WellChoice. Following the salary continuation period, you shall be entitled to continue coverage under the health care plans at your own expense in accordance with the requirements of COBRA.


           8. You shall be entitled to receive outplacement services, at WellChoice expense, as set forth on Exhibit A hereto. WellChoice also shall reimburse the reasonable attorneys' fees incurred by you in connection with your consultation regarding this separation agreement and release, up to a maximum of $16,885.00.



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           9. You agree not to divulge the terms of this separation agreement and release except to your immediate family, tax advisor(s) or counsel, unless required by subpoena or other legal compulsion, or unless such terms become a matter of public knowledge through no act of your own. This paragraph does not prohibit your disclosure of the terms, amount or existence of this agreement to the extent necessary to enforce this Agreement.


           10. Entry into this separation agreement and release by WellChoice and you and payment by WellChoice of the aforementioned consideration is not an admission by WellChoice of any violation of any federal, state or local statute, law, regulation, rule, ordinance or order, and is not an admission by you of any wrongdoing or failure of performance.


           11. You warrant that you are fully competent to enter into this separation agreement and release, and you acknowledge that you have been advised that you should review this separation agreement and release with an attorney and that you have done so, that you have read and understand this separation agreement and release, and that you have signed this separation agreement and release freely and voluntarily.


           12. Contemporaneous with your execution of this separation agreement and release, you agree to return to WellChoice all office and equipment keys, ID and access cards, and WellChoice documents, whether in hard copy, electronic or other form (except copies of publicly available documents and copies of your employment, compensation and benefit plan documents).


           13. You acknowledge that in the course of your employment you have had access to confidential or proprietary business information, including trade secrets, the release of which could cause competitive harm to WellChoice, and you agree that you will not divulge to any person any such information unless expressly required by subpoena or other legal compulsion. You also agree that you will not make any statement that is or may be disparaging to WellChoice or that has the potential of causing direct or indirect harm to the WellChoice's business or good will unless required by subpoena or other legal compulsion. You and WellChoice further agree that any public statements made by either party concerning your separation from employment shall be substantively consistent with the press release issued by WellChoice on January 3, 2003, a copy of which is attached hereto as Exhibit B, with you having further indicated to WellChoice that your resignation was prompted by your desire to seek a position as a chief executive officer and that you did not believe it to be fair to WellChoice to do so while serving as its President and Chief Operating Officer. Following the seven (7) day revocation period specified in paragraph 19 below, WellChoice shall provide you with a letter of reference executed by its Chief Executive officer in the form attached hereto as Exhibit C. Should you wish to have any reference inquiry responded to orally by WellChoice, you shall advise the prospective employer to address such inquiry directly to the WellChoice Chief Executive Officer, whose response shall be substantively consistent with the above-described letter of reference. Should the WellChoice Chief Financial Officer or General Counsel receive a reference inquiry, they shall refer the inquiry to the Chief Executive Officer for response as provided above.




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           14. If you commence other employment before the end of the salary continuation period, you agree to provide written notice to the WellChoice Senior Vice President, Human Resources, before the employment commencement date, and your hospital, medical, dental and life insurance benefits under the WellChoice plans shall cease as of such employment commencement date.


           15. In the event that litigation or any regulatory proceeding is brought by or against WellChoice (or those associated with WellChoice) by any third party and such litigation concerns you, matters within the scope of your responsibility or knowledge, or your services to WellChoice or those associated with WellChoice, you agree to make yourself available at reasonable times to WellChoice and its counsel to aid in discovery, trial preparation, or responses to any regulatory investigation, and also to provide written or oral testimony upon WellChoice's request. WellChoice will reimburse you for your reasonable out-of-pocket travel and expense costs to the extent such reimbursements are permitted by law (including a reasonable per diem for consultation time, but not for time engaged in testifying, after the end of the salary continuation period if such consultation time interferes with other earnings opportunities).


           16. You agree that if WellChoice has reasonable cause to believe that you have violated any material obligation under this separation agreement and release, WellChoice may suspend making further payments to you under paragraph 4 above, pending final resolution of such dispute, with the right to take an offset for any amounts finally determined to be owing by you as provided below. If it is finally determined that you have violated your obligations under paragraph 3 above, you shall be liable for all costs and reasonable attorneys' fees incurred by WellChoice and/or those associated with WellChoice in connection with such legal proceedings. If it is finally determined that you have violated your obligations under paragraphs 9, 13 or 15 above, you acknowledge that WellChoice's damages will not be readily ascertainable and, therefore, WellChoice shall be entitled to recover liquidated damages in the amount of $100,000 together with its costs and reasonable attorneys' fees in establishing such violation.


           17. Except as provided herein, WellChoice and those associated with WellChoice have no further obligation to you for any reason whatsoever.


           18. You acknowledge that the payments and benefits described in paragraphs 4 and 5 above constitute consideration for this separation agreement and release, in that these are benefits to which you would not have been entitled had you not signed this separation agreement and release.


           19. You acknowledge that you have been given a period of at least twenty-one (21) days within which to consider this separation agreement and




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release and to review the terms contained herein. This separation agreement and release is not effective or enforceable until seven (7) days after you sign it. You may revoke this agreement at any time during the seven (7) days after you sign it. To revoke, you must deliver a written notice of revocation to Michael
A. Stocker, Chief Executive Officer. This must be done prior to the conclusion of the seventh (7th) day after you sign the separation agreement and release. If WellChoice does not receive a written revocation by the end of the seven (7) day period, this separation agreement and release will become fully enforceable by WellChoice at that time.


           20. This separation agreement and release constitutes the sole and complete understanding between the parties. This separation agreement and release may not be amended unless in a writing signed by both parties, and shall in all respects be construed, enforced and governed by the laws of the State of New York and any action relating to the separation agreement and release must be instituted in New York State, with both parties hereby consenting to the jurisdiction of its courts for such purposes.


           21. In case any part of this separation agreement and release shall be held to be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.


           22. You agree that you have executed this separation agreement and release on your own behalf, and also on behalf of any heirs, administrators, agents, representatives, successors and assigns.



                                          WELLCHOICE, INC.

/s/  David B. Snow, Jr.                    By:  /s/  Michael A. Stocker
----------------------                          -------------------------------
DAVID B. SNOW, JR.                               Michael A. Stocker
                                                 Chief Executive Officer

January 13, 2003                           1/13/03
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Date                                       Date







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